FILED BY ARES CAPITAL CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MIDCAP FINANCIAL INVESTMENT CORPORATION

COMMISSION FILE NO. 814-00646

The following is an excerpt relating to the pending acquisition of MidCap Financial Investment Corporation by Ares Capital Corporation (“ARCC” or the” Company”) from a transcript of the earnings call held by ARCC on October 27, 2026:

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

[...]

Most notably, this morning, we announced our agreement to acquire MidCap Financial Investment Corporation, or MFIC. The transaction is expected to be modestly accretive to core earnings per share, providing attractive financial benefits from the outset while also creating strategic value that we believe extends well beyond the initial economics. A key driver of value creation from this acquisition is the added scale that this broad-based and well-diversified portfolio brings to ARCC.

With this combination, the MidCap Financial portfolio is expected to add over 200 additional incumbent positions, increasing our portfolio to over 800 portfolio companies and expanding the number of sponsors we have transacted with to over 600 sponsors. This will further strengthen our long-standing middle market presence and broaden the relationships from which we can generate future investment opportunities. Based on the depth of our due diligence on each investment in the portfolio along with firm and direct financial support from Ares management, we believe we have an excellent foundation in place for this transaction to add to our track record of successful acquisitions over our 22-year history as a public company.

Importantly, and central to our view on the quality of the portfolio, the vast majority of the discount to NAV was concentrated in a small percentage of investments that consisted primarily of situations that, in our view, involved greater uncertainty of business outcomes and resulted in wider bid-ask spreads. Consolidation has been an important part of our history. We have consistently used periods of market volatility and dislocation to create differentiated opportunities for our shareholders while building greater scale and a durable cost of capital advantage.

In fact, upon closing the acquisition of MidCap, formerly Apollo Investment Corporation, ARCC will have acquired all 3 of the largest BDCs in operation at the time of our IPO over 20 years ago, including Allied Capital and American Capital. Our track record of disciplined consolidation has created significant value for our shareholders as both Allied and American Capital generated IRRs in excess of 20% over the 3 years following their respective acquisitions.

The value of these acquisitions, however, has extended well beyond the assets we acquired. They have expanded our scale, deepened our sponsor and borrower relationships, broadened our incumbent portfolio and strengthened our ability to originate attractive investments. While we have similar enthusiasm for the MidCap acquisition, its size relative to ARCC positions the transaction as additive rather than transformative. [...]

Scott C. Lem

CFO & Treasurer

[...] in conjunction with today's announcement to acquire MFIC, we obtained a $750 million upsized commitment to our existing Wells Fargo-led funding facility that we expect to close upon the consummation of the acquisition, subject to customary closing conditions.

As we prepare for a larger pro forma portfolio, we remain proactive in expanding our funding capacity alongside the growth of the business. While we continue to explore additional financing opportunities ahead of closing, our significant existing liquidity, coupled with this upsize provides sufficient capacity to acquire the MFIC portfolio without the need for additional debt capital.[...]

Richard Barry Shane

JPMorgan Chase & Co, Research Division

Got it. And as you guys close the acquisition and rotate that portfolio, does this transaction in any way beyond sort of recycling of capital create additional liquidity in a time when your peers and competitors are constrained?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes. We do think it should help us create more liquidity. Obviously, we're in a position of competitive strength right now. We already were in a great position of competitive strength given our superior liquidity position, and this should only boost that even more.

Richard Barry Shane

JPMorgan Chase & Co, Research Division

Got it. Any way to quantify that beyond better?

Scott C. Lem

CFO & Treasurer

Not really. I mean it's always a larger portfolio we're going to have. So they're going to have more repayments. I think historically, we've seen repayment rates, at least in our portfolio be 30%, 35%. So you'll just see natural turnover. And if we can actively sell things off the portfolio, we'll do that, too. We've got a track record of doing that from our previous acquisitions as well.

Operator

We go next now to Paul Johnson with KBW.

Paul Conrad Johnson

Keefe, Bruyette, & Woods, Inc., Research Division

I think it's a very impressive structure of a deal that you guys have put forth here for MFIC. I was curious in terms of the discount to MFIC's preliminary NAV in the acquisition price, I guess how much of that is kind of due to expected credit losses between now and closing versus, I guess, negotiating leverage just given the discount and share in MFIC's shares prior to the announcement?

And then I guess the second question I would have to that is, are these -- I guess, the conditions here in your ability to acquire assets at a discount, is that unique, I guess, to this situation where there's sort of kind of one-off conditions to make that possible by the seller? Or is this something that could be replicated I guess, elsewhere in other acquisitions in the space?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes. So on the discount, I would just repeat something that we said in the prepared remarks, which is -- and maybe provide a little more color on it, which is the portfolio was largely or is largely a performing portfolio. And the vast majority of the portfolio, we saw relatively eye to eye on the marks.

There is a smaller percentage of the portfolio that has outcomes that are more uncertain on those names. And so that is where the vast majority of the discount was centered. I do want to highlight a really important point that I think is clear, but just to make sure it is, the cash consideration being provided by Ares management is a really important component of the deal.

It allows ARCC to buy the assets at an even deeper discount while still providing the MidCap shareholders with a nice premium. And obviously, it's a valuable transaction to sort of have a win-win here for, I think, all the different parties, but that piece certainly helped contribute to the deeper discount and made it really a great transaction for ARCC.

As it pertains to any future transactions, obviously, not really a position to -- we're not in a position to speculate on that on a call like this or provide any kind of guidance. I think the only thing to say, and we've been asked on previous calls about likelihood of acquisitions.

And the only thing to say is just, obviously, in this environment and given our competitive advantages and where our stock is trading relative to the peer set, we're in a pretty good position to review and potentially capitalize on any other opportunities that might be out there.

Paul Conrad Johnson

Keefe, Bruyette, & Woods, Inc., Research Division

Got it. That's very helpful. And in terms of just like the portfolio retention for MidCap's portfolio post closing, I guess, would you expect there to be any sort of digestion period or slowdown of originations in anticipation of closing? Or is the deal, I guess, simply small enough that you wouldn't expect any kind of change to the cadence and deployment?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes. You shouldn't expect to see any impact there. Again, while it's an exciting and strategic transaction, it's not that material from a size standpoint for us. So we don't expect any changes there.

Arren Saul Cyganovich

Truist Securities, Inc., Research Division

Congrats on the transaction. I got a quick question on the accretion, the modest accretion assumption assumed with this. Is the discount of that accretion is part of that discounted value assumed into the accretion? I feel like the deals from years past, a lot of the upside was kind of from, I don't know, loans or credits that you had marked down that had performed better than expected. Is that obviously a much smaller potential here, but is that also a potential opportunity on this transaction?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes, you got it exactly. So the accretion is really driven by 2 primary factors. The first is the discount and the higher yield that, that creates on those assets. And the second is just our cost of capital advantages, the benefits we have of scale versus the MidCap platform, and that will allow us also to generate the modest accretion that we're expecting.

Kenneth S. Lee

RBC Capital Markets, Research Division

Just in terms of the MFIC transaction, do you anticipate any potential change in the management fee rate in terms of the portfolio there that you're acquiring?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

We do not.

Jason Michael Stewart

Compass Point Research & Trading, LLC, Research Division

In terms of the MFIC transaction, is it your anticipation that all would be funded within ARCC or whether it's going to go to the IHAM vehicles?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Thanks for the question. Nothing is definitive yet, but I guess I would say that I think Ivy Hill is expected to play a role in the transaction, just given that most of the assets in the portfolio are actually minority participations in these loans. And again, it's largely a performing loan book.

And so those 2 factors mean that a bunch of these assets could be a strong fit for Ivy Hill Asset Management. But they're going to review the assets and make their own independent determination as to whether they want to purchase them. They'll start that review process between now and closing or even post closing, and we'll see where that shakes out. But I'd say it's likely and also say that IHAM has also played an important role in our prior acquisition as well, taking on the performing part of those loan books.

Jason Michael Stewart

Compass Point Research & Trading, LLC, Research Division

Okay. That's helpful. And then to follow up on your liquidity comment in terms of -- related to the marks, is the right way to think about how those marks will ultimately be realized? Is it time? Or is there a particular way to accelerate through financing structures, the realization of the liquidity discount?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Right. Yes. A little bit early to say. I would say it's probably over time is when we expect to be able to monetize those assets above their purchase costs. But at this point, obviously, we're still 5 or 6 months away from closing the transaction.

And so we don't actually know where we're going to mark these assets individually when the transaction does close and they come under our books because obviously, the marks are the point in time in the future and dependent on market conditions that might change between now and then or portfolio company performance that could change between now and then. So hard to say, but we do believe strongly that the accretion benefits will be there over time as we monetize the assets above our purchase price.

Robert James Dodd

Raymond James Ltd., Research Division

On the announcement. I mean a couple of questions. I mean, 1, on -- over the last sort of decade, not necessarily you guys, but the industry norm has sort of emerged to exclude any purchase price discount amortization or accretion from purchasing assets as a discount from the calculation of the incentive fee. Is it your intent to do that or just essentially treat it like OID and take the full incentive fee participation on that discount?

Scott C. Lem

CFO & Treasurer

I think you're referring to probably the capital gains fee in terms of when you decide the...

Robert James Dodd

Raymond James Ltd., Research Division

No, just if you buy an asset at 90 and you accrete to par by maturity of the asset, there's accretion of income on a GAAP basis, right? Certainly what we've seen with other BDCs when they buy assets.

Scott C. Lem

CFO & Treasurer

Yes, that's -- I'm not aware of that. I mean it's not how we've done our previous transactions. I do know there's a component of the capital gains incentive fee that gets adjusted for the cost basis, but nothing I'm aware of on the income side.

Robert James Dodd

Raymond James Ltd., Research Division

Got it. Got it. On -- just a follow-up to that. On the accretion, and you've addressed this partly already. I mean, is the modest accretion, which takes into -- that's kind of like the day 1 theory, right? It doesn't take into account -- I'm asking not to tell you, does that take into account like things you might do like if Ivy Hill comes into it. But none of those, I don't want to say, creative initiatives are necessary for day 1 accretion. Is that fair to say, but you may be able to squeeze out more accretion if you get more creative on how assets are allocated. Is that fair?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

I think that's a fair characterization, Robert. Yes, it's 2 -- there's 2 different scenarios that could play out for us to give guidance around all those different considerations. I think all we feel confident in saying is that it will be modestly accretive. But the amount of accretion will depend on some of those different strategic moves or considerations that you mentioned and that we might be able to employ.

I guess I would just highlight again the -- a couple of things. The strategic importance of the transaction relative to the accretion. Obviously, the deal is just not that big, right? So we're bringing in $2.5 billion of assets. That's less than 1 quarter's worth of average originations for ARCC. So the level of accretion, although we certainly expect it to be positive, will be modest.

But the strategic benefits include expanding our number of borrowers from over 600 to over 800. It's a very complementary portfolio, I would say, to ours. Of the 229 portfolio companies, there's only 12 overlapping names. So there are a lot of new sponsor relationships that we're bringing sort of under the tent here at Ares Capital that we can kind of mine for future business opportunities. So there are a lot of really exciting strategic reasons for us to do this in addition to just the modest financial accretion impact.

Peter Vincent Troisi

Barclays Bank PLC, Research Division

I have 1 on the MidCap transaction as well. How do you think the acquired portfolio will affect nonaccrual formation for the combined company? I guess the question is, should we expect the go-forward nonaccrual rate of the pro forma company to be higher?

Scott C. Lem

CFO & Treasurer

Yes. So thanks, Peter. I mean, first off, we don't know what the actual portfolio is going to be until we obviously close on it. So MidCap has their own nonaccrual policy. But I would say when we acquire the assets, we certainly will apply our own nonaccrual policy as to what we think the assets should be accruing enough.

I think the good factor in play is that we're going to mark the assets day 1 at fair value, and that's going to be our cost basis going forward. And so that's ultimately -- when we think about recovery of that cost basis, it does factor as we think about whether the asset will go on accrual or not. So hard to say exactly the numbers going forward, but I think it goes back to the fact that it's a very small portfolio and that we do think that any nonaccruals are not going to materially move the needle for our nonaccruals.

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes. So when we bring the assets on to our books, as Scott was saying, we will readjust the cost basis to be our purchase price. And I think you can assume that the nonaccrual assets are part of that small percentage of assets where there is a big bid-ask spread and we got a meaningful discount. So the dollar value of all those nonaccrual assets combined will not be very large.

Peter Vincent Troisi

Barclays Bank PLC, Research Division

Okay. Just 1 more for me. You mentioned you might look to expand your financing capacity. Maybe just expand on that a little bit more. I mean, obviously, the banks provided more secured financing commitments, but curious how this might affect your broader approach to debt funding and in particular, in the unsecured market.

Scott C. Lem

CFO & Treasurer

Yes. So the commitment for the upsize was really more of effectively kind of a backstop for us just in case the markets are shut down between now and close. So we have effectively derisked the financing specifically this deal.

But assuming markets are open and functioning, which we hope they will be, we're going to -- it doesn't really change our plans in terms of how we finance our business in terms of unsecured and secured mix goes back to diversity and making sure we have a wide range of funding sources. So this doesn't change that at all.

Melissa Wedel

UBS Investment Bank, Research Division

A lot of them have already been asked, but I think I wanted to follow up on the funding question. Would you expect any noise sort of in that first quarter or 2 and sort of winding down some of the MFIC debt funding facilities?

Scott C. Lem

CFO & Treasurer

No, I don't think so. I think we actually have a pretty uncomplicated balance sheet structure, especially relative to ours. So yes, I'm not seeing any issues with any of that at all, quite honestly.

Melissa Wedel

UBS Investment Bank, Research Division

Okay. Okay. And then just pulling up to a higher level, I think it's interesting that you guys are pursuing this acquisition right now, and you've always been very flexible across capital structure, first lien, second lien, very diversified portfolio and also across the upper middle market and the core middle market.

I think we -- what we've been hearing from some managers is that there's been more spread compression more recently in the core middle market than perhaps in the upper middle market. And I think you've talked about that yourselves, too.

So from a strategic perspective, when you think about increasing your exposure to the sort of core middle market partly through this acquisition, but just generally, how does that line up with some of the opportunity set, maybe some of the different spread widening and contraction that you've seen in different parts of the market over time?

James Miller

President & Co-Head of U.S. Direct Lending

Yes. There's a couple of parts to that question. We maybe separate them out. 1 is what are we seeing in this portfolio today when we acquire it. And it goes back to what Kort had said about buying the assets well and feeling like we have a good return -- which includes our purchase price.

I think the second part of your question is more about the strategic part. And we found over many years that different parts of the market behave differently at different times. It's really important for us to be active in all parts of the market down to the low end and all the way up to large cap at all times, but in varying size or we may be much less active for a quarter or 2 or even 1 year in a part of the market that is less attractive or offering weaker relative value.

But we want to be around it and because they change, they move and they often move quickly. And so we will be very opportunistic at points in time when this part of the market can dislocate or just become more attractive. There's probably some truth to the comment around -- that you made around the lower end of the market or middle market being a little bit more competitive over the prior couple of quarters, but that doesn't mean it stays that way.

So it is highly strategic, again, to be active there. We also, by the way, have expressed the value of incumbency, the long-term value of being attached to an asset. Some of these companies will grow meaningfully. Their platforms, the sponsors are highly acquisitive. And we will look for moments and portions of the portfolio will become really, really valuable.

And so this is a granular 200-plus names where we're going to get the opportunity to go lean into a handful of those over time that we think will outperform or just become more suitable to us at moments in time. So I hope that answers your question, but there's a variety of reasons why this is valuable and strategic to us.

Ethan Lewis Kaye

Lucid Capital Markets, LLC, Research Division

On the announcement. You kind of categorized the MFIC portfolio as a complementary to ARCC. I guess for those of us maybe who don't cover MFIC or maybe are kind of less familiar with them, can you maybe just high level kind of compare and contrast their strategy and portfolio with ARCC's?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes. It's obviously a publicly traded portfolio, so there's lots of information out there. We can't really provide anything more than what's public. Obviously, we're not going to own the assets for another 5 or 6 months. So in this window, there's just not too much more we can say.

But -- there -- as we already sort of stated, there's 229 portfolio companies. It's very diversified by sector. There are no big areas of concentration. I do believe it is very complementary to our portfolio in addition to there only being 12 overlapping names of the 229.

They also have less software allocation than we do, but more health care allocation. So those kind of balance each other out and create even more industry diversification on a pro forma basis. And other than that, there's a lot of information out there that people can pull about the portfolio.

But for now, probably can't say. I guess maybe the last thing is, and Melissa already hit it on her question, the -- it is more of -- a little bit more of a core middle market portfolio. Average EBITDA size is in kind of the $50 million, $55 million ZIP code. So it does also complement our portfolio nicely in that respect.

Ethan Lewis Kaye

Lucid Capital Markets, LLC, Research Division

Okay. I appreciate that. And then I guess 1 unrelated to MFIC kind of on increasing base rates here. So it seems like kind of most portfolio companies, at least in your portfolio, have some room to kind of absorb higher rates. Is there kind of a level of base rates or maybe a period of time at which base rates stay elevated where you kind of start to worry more about credit issues there? Obviously, a tailwind for earnings, but thinking about the other side there.

James Miller

President & Co-Head of U.S. Direct Lending

Yes. I mean definitely want to start by agreeing that it is a great tailwind for earnings. And maybe some historical reference around base rates and sensitivity there as well as where the portfolio sits today.

So the portfolio today sits with around 2.0x interest coverage. So there's a fair amount of cushion there that exists in the portfolio that we have. Second, a 1% base rate increase, which I think is what is sort of embedded in the forward curve is something that we think is very manageable for our portfolio.

We saw back, I think it was in '23, it was more of a 5% type move and had great performance coming through that period of time and did a lot of work around interest rate sensitivities and manage through that. At 1% and more, we feel like there's extremely a net positive for the business, and it's something that the portfolio companies can handle. There may be obviously on the tail end, some portfolio companies that will get a little more stressed as you push on that string. But we don't view it's going to be a meaningful contributor.

Christopher Muller

Citizens JMP Securities, LLC, Research Division

Nice to be on with you today and congrats on the transaction. So I guess leverage on the MFIC portfolio is above where you guys typically run. I guess, longer term, what would the plan for that portfolio be? Are you guys going to intentionally bring down leverage there or just kind of naturally let it run off as capital gets recycled over time?

Scott C. Lem

CFO & Treasurer

Yes. Look, when we bring their portfolio into ours, it doesn't change our overall leverage strategy at ARCC. So I think we're still targeting the 0.9x to 1.25x, and we've been kind of in that 1.1x-ish range the past few quarters. So I think, again, given the size of the portfolio we're bringing on, it's not going to change our leverage profile going forward.

Christopher Muller

Citizens JMP Securities, LLC, Research Division

Got it. And I mean, the number of portfolio companies increases by a decent amount. Can you guys just talk through the asset management process and how you absorb that increase? Is there a need to increase headcount at all? Or is this just kind of plug into existing processes you guys have in place?

Kort Schnabel

CEO & Co-Head of U.S. Direct Lending

Yes, great question. Obviously, there is a fair amount of infrastructure that we can leverage. But with a couple of hundred new names, we definitely are looking to bring on some more headcount at the manager and invest in that to continue to support a growing portfolio, but that's no different than what we do on an ongoing basis as we naturally have been organically growing our number of borrowers over time. So maybe a little bit more of a step function in conjunction with this, but it's easily managed, I think, given our history and given the existing infrastructure and resources we have.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition, including statements regarding the Transaction pursuant to the Merger Agreement. The forward-looking statements may include statements as to: the consummation of the Transaction, the future operating results of ARCC, MidCap Financial Investment Corporation (“MFIC”) and, following the closing of the Transaction, the combined company, and distribution projections; business prospects of ARCC, MFIC and the combined company, and the prospects of their portfolio companies; and the impact of the investments that ARCC, MFIC and the combined company expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “could,” “estimate,” “overestimate,” “underestimate,” “project,” “intend,” “may,” “will,” “endeavor,” “potential,” “predict,” “continue,” “target” and “would” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Certain factors could cause actual results and conditions to differ materially from those planned, projected, or estimated, including the uncertainties associated with (i) the ability of the parties to consummate the Transaction on the expected timeline, or at all; (ii) the failure of MFIC stockholders to approve the Transaction and the other Proposals (as defined below); (iii) the possibility that any or all of the various conditions to the consummation of the Transaction, including the receipt of any required regulatory approvals, may not be satisfied or waived on a timely basis or at all, and including the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transaction or may require conditions, limitations or restrictions in connection with such approvals; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including circumstances requiring MFIC to pay a termination fee; (v) the possibility that competing offers or acquisition proposals for MFIC will be made; (vi) ARCC’s ability to realize the anticipated benefits of the Transaction, including the expected accretion to ARCC’s core earnings, including as a result of delay in completing the Transaction or integrating the businesses of MFIC and ARCC; (vii) the amount of the special dividend from MFIC’s undistributed taxable income, the NAV per share of ARCC and the trading price of ARCC common stock, each of which will affect the number of shares of ARCC common stock issued in the Transaction; (viii) risks related to diverting management’s attention from ongoing business operations and the effect of the announcement or pendency of the Transaction on the business relationships, operating results and business generally of ARCC and MFIC; (ix) the combined company’s plans, expectations, objectives and intentions as a result of the Transaction, including the integration of MFIC’s portfolio; (x) the future operating results and net investment income projections of ARCC, MFIC or, following the closing of the Transaction, the combined company; (xi) the ability of Ares Management to implement its future plans with respect to the combined company and to attract and retain highly talented professionals; (xii) the business prospects of ARCC, MFIC or the combined company and the ability of their portfolio companies to achieve their objectives; (xiii) the expected financings and investments and additional leverage that ARCC, MFIC or the combined company may seek to incur in the future; (xiv) the adequacy of the cash resources and working capital of ARCC, MFIC or the combined company; (xv) the timing of cash flows, if any, from the operations of the portfolio companies of ARCC, MFIC or the combined company; (xvi) the ability of ARCC and the combined company to maintain their qualification as a business development company under the Investment Company Act of 1940, as amended, and as a regulated investment company under Subchapter M of the Code; (xvii) general economic, political and market conditions, including changes in interest rates and credit spreads; (xviii) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xix) the risk that stockholder litigation in connection with the Transaction may result in significant costs of defense and liability; (xx) unexpected costs, charges or expenses resulting from the Transaction, and (xxi) such other factors as are described under the heading “Risk Factors” in ARCC’s and MFIC’s respective annual reports on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. Any forward-looking statements speak only as of the date of this communication.  ARCC and MFIC have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although ARCC and MFIC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that ARCC and/or MFIC in the future may file with the SEC, including the Proxy Statement/Prospectus and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in ARCC, MFIC or in any fund or other investment vehicle managed by Ares Management, Apollo Management or any of their respective affiliates.

Additional Information and Where to Find It

This communication relates to the proposed Transaction and certain related matters (the “Proposals”). In connection with the Proposals, ARCC will file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include a proxy statement of MFIC and a prospectus of ARCC (the “Proxy Statement/Prospectus”), and MFIC will mail the Proxy Statement/Prospectus to its stockholders. The Proxy Statement/Prospectus and the Registration Statement will each contain important information about ARCC, MFIC, the Transaction and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. INVESTORS IN ARCC AND STOCKHOLDERS OF MFIC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ARCC, MFIC, THE TRANSACTION AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by ARCC, from ARCC’s website at www.arescapitalcorp.com, and, for documents filed by MFIC, from MFIC’s website at https://www.midcapfinancialic.com.

Participants in the Solicitation

ARCC, its directors, certain of its executive officers and certain employees and officers of Ares Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of ARCC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 5, 2026. MFIC, its directors, certain of its executive officers and certain employees and officers of Apollo Management and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2026. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC stockholders in connection with the Proposals, including a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it becomes available. These documents may be obtained free of charge from the sources indicated above.